HUNTON & WILLIAMS LLP 111 CONGRESS AVENUE SUITE 1800 AUSTIN, TEXAS 78701 TEL 512 • 542 • 5000 FAX 512 • 542 • 5049
PETER WEINSTOCK DIRECT DIAL: 214.468.3395 EMAIL: PWEINSTOCK@HUNTON.COM JONATHAN HIGHTOWER DIRECT DIAL: 512.542.5038 EMAIL: JHIGHTOWER@HUNTON.COM FILE NO: 72208.1
April 2, 2008
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: David S. Lyon

Re: Grand River Commerce, Inc.
File Number 333-147456

Ladies and Gentlemen:

On behalf of our client, Grand River Commerce, Inc. (“Company”), we are filing with the Securities and Exchange Commission (“Commission”) by electronic transmission the above-referenced Amendment No. 2 to Form SB-2, filed on Form S-1.

This filing incorporates information in response to the Commission’s comment letter, dated March 19, 2008. Those comments are reproduced in bold below in bold, italicized print. The responses of the Company follow each reproduced comment.

General

1.
As previously requested by our prior comment number 1, please revise the filing to reflect the maximum adjusted offering level. You will need to do this at essentially any instance where you currently provide information based on the maximum offering level. Note, for example, but do not limit yourself to, the cover proceeds box, as well as use of proceeds and percentage ownership discussion throughout the filing.

We have made revisions throughout the document to reflect the adjusted maximum offering level of 2,400,000 shares. Please note that the total beneficial ownership of organizers, directors, and executive officers also changed due to an increased proposed ownership level by an organizer.

2.	As previously requested, please disclose on the cover whether the different types of warrants will be transferable.

We have revised the cover of the prospectus to indicate that warrants are transferable.

3.
Please disclose on the cover that in addition to the 307,500 shares to be purchased by organizers, officers and directors, the company will exchange offering shares for the organizers’ advances. Include the number of shares to be exchanged. Note also at the bottom of page 3.

ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON KNOXVILLE LONDON
LOS ANGELES McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SINGAPORE WASHINGTON
www.hunton.com

April 2, 2008

We have revised the disclosures to indicate that the number of shares subscribed for by the organizers, officers and directors of the Company includes 103,500 shares to be issued in exchange for the organizers advances.

Why We Are Organizing a New Bank, page 2

4.
At the fifth paragraph, please revise to disclose the period end, such as December 31, for the 2006 and 2007 information. Disclose any material trends or circumstances to the latest extent feasible, particularly given current problems in the banking industry.

We have revised the disclosure to provide a more precise discussion of the median home sales prices. We have also included information about material economic trends and circumstances to the extent that reliable data is available.

5.
Under appropriate subheading in the summary, please provide an overview of recent problems and events in the banking industry. We note your related, third risk factor on page 10 which does not recognize the situation.

We have included a disclosure in the summary regarding the recent problems and events in the banking industry under a separate subheading.

Use of Proceeds, page 19

6.
Please further revise the use of proceeds information so that it uses consistent terms and can be reconciled. We note, for example, that the line item “Repayment of organization and pre-opening expenses” does not seem to reconcile with the “Line of Credit” section on page 19. That section also warrants an expanded heading to reflect the organizer advances.

We have revised the use of proceeds table so that it uses terms and dollar amounts that are consistent with the projected amount required to repay the line of credit disclosed in the “Line of Credit and Organizer Advances” section on the same page. Because 103,500 shares will be issued to the organizers in exchange for their pre-opening advances, we have modified the proceeds from the offering to reflect that the Company will not receive cash for those shares in addition to the amount that has been previously advanced by the organizers. We believe this disclosure format provides a clear explanation of the use of the cash proceeds by the Company and by Grand River Bank.

April 2, 2008

We have also revised the heading of the “Line of Credit” section to reflect the discussion of organizer advances.

Capitalization, page 21

7.	Please explain to us the reasons why the accumulated deficit decreases from $(1,193,960) as of December 31, 2007 to $(1,101,100) subsequent to the offering.

The capitalization table on page 21 has been properly updated based on the revised December 31, 2007 audited financial statements. The accumulated deficit now remains constant at the December 31, 2007 level throughout the table, and offering costs have been properly recorded as additional paid-in capital deficit.

Dilution, page 21

8.
We have reviewed your response to comment 30 of our letter dated January 24, 2008. Please explain to us why your pro forma net tangible book value calculation does not include your net tangible book value before the offering of $(1,193,960). This is a necessary component of pro forma net tangible book value. Also, please explain to us your justification for including estimated pre-opening expenses in your pro forma net tangible book value as the only expenses that should be deducted from gross proceeds should be offering expenses.

The dilution table for the minimum offering and maximum offering has been properly updated based on the revised December 31, 2007 audited financial statements and the revised capitalization table. Estimated pre-opening expenses are no longer included in the pro forma net tangible book value calculations. We have also included a disclosure of the net tangible book value before the offering in the paragraph preceding the table. However, because the Company had no shares outstanding as of December 31, 2007, it is not possible to calculate a net tangible book value per share as of that date. Therefore, per share data has not been disclosed, and, because of that, it is impossible to define the increase in net tangible book value per share as a result of the offering.

Security Ownership of Management and Organizers, page 44

9.
In addition to presenting the percentage ownership levels at the maximum adjusted offering level, as previously requested, please revise to give each person’s percentage ownership assuming the exercise of the referenced options.

April 2, 2008

The table has been revised to include the ownership levels at the maximum adjusted offering level and to include the stock options awarded to the executive officers and directors in their respective percentage ownerships and the aggregate percentage ownership.

Related Party Transactions, page 46

10.	As requested in our prior letter, please revise the third line of the first bullet to read “with persons not related to the lender” rather than “unrelated parties.”

We have made the requested revision.

Financial Statements

Statement of Operations, page F-3

11.
We note your revisions with respect to comment 43 of our letter dated January 24, 2008. Please continue your revisions to include statements of operations and cash flows for the period from inception to December 31, 2006, in accordance with paragraphs 11b) and 11c) of SFAS 7. In addition, please provide a revised audit opinion that covers the amended financial statements.

The financial statements have been revised to present statements of operations, stockholders' equity (deficit) and cash flows for the period from inception through December 31, 2006 not previously presented.  Additionally, we have provided the revised report of our independent registered public accounting firm reflecting their unqualified opinion on these additional financial statements.

Note that the additional financial statements as well as those previously presented present the costs directly attributable to the proposed offering as direct-to-equity in additional paid-in capital (deficit) rather than as an expense to conform with generally accepted accounting principles.

We trust that these responses to the Commission’s comments, together with the revisions to the Registration Statement, adequately address the issues raised by the Commission. Please do not hesitate to contact us if you have any questions or comments regarding any of the matters described in this letter or if we may be of further assistance.

Best regards,

April 2, 2008

/s/ Peter Weinstock
Peter Weinstock

/s Jonathan Hightower
Jonathan Hightower